UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)
 __________________________________________
CIM COMMERCIAL TRUST CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

125525105
(CUSIP Number)

David Thompson c/o CIM Group LLC
4700 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 860 - 4900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2021
(Date of Event Which Requires Filing of this Statement)
__________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 122,628
		8.	Shared Voting Power 8,892,897 (1)
		9.	Sole Dispositive Power 122,628
		10.	Shared Dispositive Power 8,892,897 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,015,525 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.6%
14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 15 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,938,317 (2)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,938,317 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,317 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 15 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 0
		8.	Shared Voting Power 8,938,317 (3)
		9.	Sole Dispositive Power 0
		10.	Shared Dispositive Power 8,938,317 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,938,317 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.2%
14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 15 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 7,806,121
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 7,806,121
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,806,121
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 33.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Urban Sponsor, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 473,033
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 473,033
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 473,033
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Person With:		7.	Sole Voting Power 613,743
		8.	Shared Voting Power 0
		9.	Sole Dispositive Power 613,743
		10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 613,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) IA

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (“Amendment No. 1”), Amendment No. 2 dated June 14, 2017 (“Amendment No. 2”), Amendment No. 3 dated December 20, 2017 (“Amendment No. 3”), Amendment No. 4, dated March 19, 2019 (“Amendment No. 4”), Amendment No. 5, dated August 13, 2019 (“Amendment No. 5”), Amendment No. 6, dated August 16, 2019 (“Amendment No. 6”), Amendment No. 7, dated August 27, 2019 (“Amendment No. 7”), Amendment No. 8, dated September 19, 2019 (“Amendment No. 8”), Amendment No. 9, dated October 16, 2019 (“Amendment No. 9”), Amendment No. 10, dated November 13, 2019 (“Amendment No. 10”), Amendment No. 11, dated April 10, 2020 (“Amendment No. 11”), Amendment No. 12, dated June 1, 2021 (“Amendment No. 12”), Amendment No. 13, dated June 22, 2021 (“Amendment No. 13”) and Amendment No. 14, dated June 29, 2021 (“Amendment No. 14” and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.
Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 15 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D Filing is hereby supplemented by adding the following immediately after the sixth paragraph thereof:
CIM Real Assets & Credit Fund, a registered closed-end management investment company and an affiliate of CIM Group (“CIM RACR”), intends to acquire for investment purposes Common Shares through secondary market transactions, based on a belief that, among other things, the Common Shares are presently undervalued. Such acquisitions are expected to be funded by working capital of CIM RACR and/or the proceeds of the continuous offering launched by CIM RACR on May 4, 2020. The execution of such proposed acquisitions is subject to market and industry conditions, the market price of the Common Shares and other factors as may be considered from time to time by CIM RACR.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D Filing is hereby amended and restated in its entirety as follows:
The supplementary information set forth in Item 3 of this Amendment No. 15 is incorporated by reference in its entirety into this Item 4.
As reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021, the Issuer has paid and it is likely that the Issuer will continue to seek to pay some or part of the asset management fees payable to CIM Capital, LLC during 2021 in shares of Series A Preferred Stock, par value $0.001 per share, of the Issuer (“Series A Preferred Stock”) in lieu of cash payment.
The Reporting Persons acquired their Common Shares for investment purposes. As permitted by law, the Reporting Persons, individually or in the aggregate, may acquire or cause to be acquired additional Common Shares, shares of Series A Preferred Stock or related securities or may dispose of all or a portion of the Common Shares, shares of Series A Preferred Stock or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise, including to and/or from CIM Group and its affiliates.
Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Messrs. Ressler, Shemesh and Kuba are members of the board of directors of the Issuer and, as such, may, from time to time, be involved in discussions that relate to one or more of such matters. Each of Messrs. Ressler, Shemesh and Kuba disclaim any obligation to report on any plan or proposal with respect to any of such matters that develops or occurs as a result of his role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.
__________________________________________

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2021

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM URBAN SPONSOR, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer

CIM CAPITAL, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President